May 21, 2020

PLEASE VOTE YOUR `WHITE` PROXY CARD TODAY

Dear Fellow GameStop Stockholders,

Hestia Capital Partners LP ("Hestia") and Permit Capital Enterprise Fund, L.P. ("Permit" and, together with Hestia and their respective affiliates, "we") are long-term investors in GameStop Corp. ("GameStop" or the "Company") and own approximately 7.2% of the Company's outstanding stock. GameStop's 2020 Annual Meeting of Stockholders (the "Annual Meeting") is fast approaching and is scheduled to be held on June 12, 2020. Your vote is very important as stockholders will have a choice between re-electing two long tenured directors with largely irrelevant skillsets, no meaningful ownership and a track record of destroying over $2.5 billion in stockholder value over the past five fiscal years, or electing our two highly qualified nominees, Paul J. Evans and Kurtis J. Wolf, who have turnaround, capital allocation and strategic skillsets, meaningful ownership and a commitment to advocate for you in the boardroom. We think the choice is clear to vote the **WHITE** proxy card to elect our two nominees.

> ### The Board's recent public letters aim to distract stockholders away from their poor record

As any skilled politician knows, if the facts don't support your campaign, distract voters away from the facts. Recently, the Board proved themselves to be able politicians by issuing public letters to stockholders trying to distract you from the facts. They claim that they have enacted a prudent and balanced capital allocation strategy which has strengthened GameStop's balance sheet and better positioned the Company for long-term success. **Nothing could be further from the truth**.

While the Board recently underwent some changes, seven of the <u>current</u> Board members have served on the Board since fiscal 2012[1] and were a clear majority until March 2020. This same Board is trying to distract you from its disastrous track record. Here is their record on capital allocation:



How Board Members Invested Your Money vs. Their Money
Fiscal 2012 – 2016

Levered Up GameStop	Bought Stock for You	Sold Stock for Themselves
Issued $825M in debt	Had Company Repurchase $1.25B in stock *Avg. Price $29.86*	6 Current Directors sold $35.8M in stock *Avg. Price $47.93*

- From fiscal 2012 to fiscal 2016, the Board (which included 7 current directors) incurred $825 million in debt to largely fund an ill-timed stock repurchase program and an ill-advised M&A strategy in the Telecom/Tech space. **The current $420 million in debt which the Company is currently trying to refinance is directly the result of these actions**.

---

[1] Kathy P. Vrabeck and Thomas N. Kelly Jr. were appointed to the Board on June 19, 2012 and July 24, 2012, respectively.

- While the Board tries to take credit for its decision to sell Spring Mobile for $700 million in November 2018, it did so after investing over $740 million in Telecom and Simply Mac acquisitions and 6 months after a large stockholder (Tiger Management) publicly called for its sale.

- While the Board was loading the Company up with debt, they spent almost $1.3 billion on share re-purchases at an average price of $29.86 between 2012 to 2016, *all while directors serving during this time sold $64.3 million worth of stock, which includes 6 current directors that sold $35.8 million worth of stock at an average sales price of $47.93*.

- One of the directors we are running against, Jerome Davis, the long-standing Chair of the Nominating and Governance Committee, sold over $630,000 worth of shares during this period, at an average price of over $47 per share.

- Kathy Vrabek, whose entire stock holdings at the time were given to her by the Company, sold over a quarter of her stock at an average price of $41.96 during this period, roughly three years after joining the Board. **Unbelievably, the current Board selected her as Lead Independent Director and has pre-announced that she will be further elevated to Chair of the Board next month!**

In contrast, Permit and Hestia's track record is quite different. In addition to being long-term stockholders for over 8 years, we urged the Company to buy back stock in 2019 (pre-COVID-19) and have done so ourselves. Since Hestia's February 12, 2019 public letter urging the Company to buy back stock, **we have made net purchases of approximately 3.4 million shares, at an average price of $4.90**.

> ## While we welcome the addition of three new Board members this year, we continue to believe further change is warranted

Here are the facts:

- Unless stockholders vote for change, three legacy directors who were net sellers of $1.5 million of stock during their tenures and oversaw the destruction of over $2.5 billion of stockholder value during the past 5 fiscal years, will remain in positions of power for another year as the Chairs of the Board, the Compensation Committee and the Nominating and Governance Committee. We don't need another 65% decline in the stock as we saw in Fiscal 2019 with these long-term legacy directors at the helm.

- The same 7 current Board members who decided from fiscal 2012 to fiscal 2016 to lever up the Company with over $825M of debt to buy back shares at high prices and pursue an ill-advised M&A strategy, 6 of whom personally sold $35.8 million of their own stock, have picked their successors. As a result, the recent Board refreshment has been done by people whose interests appear to be misaligned with stockholders.

- The Board remains retail-centric and lacks sufficient turnaround experience, capital allocation expertise and, above all, "skin in the game."

- The lame duck directors we are seeking to replace do not have relevant knowledge to transfer. Their experience with Waste Management and Air Travel (Jerome Davis) and Telecom (Thomas Kelly) are not vital skillsets needed on the Board during this critical time, nor is their experience of destroying 85% of stockholder value in the past five fiscal years desirable to transfer to new Board members.

- The Company lowered earnings guidance 3 times in 4 months and then missed their 2019 liquidity forecast, showing that last year's changes haven't put the Company on the right course.

At the upcoming Annual Meeting, stockholders have a choice over the future of the Company.

Vote for Paul Evans and Kurt Wolf on the WHITE proxy card today.

PAUL EVANS	KURT WOLF
✓ Experienced as both a public company and private company CEO. Currently serving as CFO for a company that provides services to Fortune 500 retail companies. Also served in public companies as CFO, Treasurer and Chief Accounting Officer.	✓ As Chief Investment Officer of Hestia Capital Partners, has generated net returns of 430% (versus 79% for the HFRI Equity Hedge Index), while averaging only 47% net exposure, from fund inception on February 1, 2009 through April 30, 2020.
✓ Expert in corporate restructurings and situations that required significant cost reduction programs.	✓ Founder or Co-Founder of 3 highly successful start-ups in multiple industries, one of which was sold for over $300 million.
✓ Over a 20-year period, led both bank and capital market financings exceeding $5 billion. Deep experience in working with financial institutions, sell-side analysts, institutional investors and rating agencies.	✓ Over fifteen years of investment experience, as well as five years of experience as a strategy consulting at some of the world's most respected firms.
✓ Current public company audit committee chairman and risk committee chairman. Experience serving on compensation committees.	✓ Previous public company director, audit committee chairman, and member on compensation and nominating/governance committees.
✓ If elected, Mr. Evans will arguably be the most experienced finance professional on the Board.	✓ 8-year stockholder in GameStop, representing an investment group which owns 7.2% of the Company.

Alternatively, GameStop has re-nominated two long-tenured directors that have recently announced their intention to retire from the Board next year.

JEROME DAVIS	THOMAS KELLY
❌ Investors have lost 63% of the value of their investment over his 15-year tenure.	❌ Investors have lost 65% of the value of their investment over his 8-year tenure.
❌ Member of Nominating/Governance Committee since 2007; Chairman since 2010. As such, Mr. Davis failed to remove underperforming Board members until the Company announced earlier this year that over half of the Board agreed to "retire", including himself.	❌ Member of Compensation Committee since 2013; Chairman since 2020. As such, Mr. Kelly has overseen misaligned compensation practices, which included senior executive and Board compensation equal to 15% of the Company's market cap at the end of fiscal 2019, a year in which GameStop's stock declined 65%.
❌ During Mr. Davis' 15-year tenure on the Board, it appears that he has purchased approximately $17,000 worth of stock (in 2006) and sold $1,479,639 worth of stock that were granted to him as part of his annual compensation.	❌ Doesn't appear to have purchased a single share of GameStop stock during his 8 years on the Board.
❌ EVP, Metro Washington Airports Authority. Previous experience in the Waste Management industry.	❌ Previous experience at Nextel is irrelevant now that GameStop has sold its Spring Mobile business.

The choice seems clear.

Please vote the enclosed WHITE proxy card by telephone, Internet or by mail for Kurtis J. Wolf and Paul J. Evans.

If you voted withhold on GameStop's Blue card, even as a protest vote against the current Board, that is not the same as voting for our nominees on the enclosed WHITE card. Only your latest dated vote counts, so please vote the WHITE card today!

If you have any questions about how to vote, our proxy solicitor Saratoga Proxy Consulting LLC can be reached at info@saratogaproxy.com or (888) 368-0379.

Thank you for your continued support. We remain committed to working tirelessly on your behalf to bring about the change needed at GameStop for the benefit of all stockholders.

Sincerely,

John Broderick
Partner
Permit Capital Enterprise Fund LP

Kurtis J. Wolf
Managing Member of the GP
Hestia Capital Partners, LP